Exhibit 99.1

OneConnect Announces First Quarter 2023 Unaudited Financial Results

Gross Margin Improved by 2.8ppt and Net Loss Ratio to Shareholders Improved by 19.4ppt YoY for First Quarter 2023

SHENZHEN, China — (PR NEWSWIRE) — OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service provider for financial services industry in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial Highlights

•	Revenue was RMB926 million as compared to RMB1,019 million for the same period of the prior year.

•	Gross margin increased by 2.8ppt year-over-year to 37.1% as compared to 34.3% for the same period of the prior year; non-IFRS gross margin increased to 40.4% as compared to 38.8% for the same period of the prior year.

•	Operating loss narrowed 67.8% to RMB114 million, as compared to RMB355 million for the same period of the prior year. Operating loss margin narrowed to 12.4% from 34.8% for the same period of the prior year.

•	Net loss attributable to shareholders narrowed by 65.7% to RMB109 million, as compared to RMB318 million for the same period of the prior year. Net loss ratio to shareholders improved by 19.4ppt to -11.8% as compared to -31.2% for the same period of the prior year.

•	Net loss per ADS, basic and diluted, was RMB-3.00 as compared to RMB-8.58 for the same period of the prior year.

	Three Months Ended March 31
In RMB’000, except percentages and per ADS amounts	2023	2022	YoY
Revenue
Revenue from Ping An Group	536,854	548,682	-2.2%
Revenue from Lufax	71,357	129,100	-44.7%
Revenue from third-party customers[1]	317,735	341,156	-6.9%
Total	925,946	1,018,938	-9.1%
Gross profit	343,409	349,031
Gross margin	37.1%	34.3%
Non-IFRS gross margin	40.4%	38.8%
Operating loss	(114,411)	(354,895)
Operating margin	-12.4%	-34.8%
Net loss attributable to shareholders	(111,746)	(317,585)
Net loss ratio to shareholders	-11.8%	-31.2%
Net loss per ADS[2], basic and diluted	(3.00)	(8.58)

1 Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversified strategy.

2 In RMB. Each ADS represents thirty ordinary shares. In December 2022, the Company effected an ADS ratio change to adjust its ordinary share to ADS ratio from one (1) ADS representing three (3) ordinary shares to one (1) ADS representing thirty (30) ordinary shares, or the Ratio Change. Except otherwise stated, the Ratio Change has been retrospectively applied for all periods presented in this press release.

Chairman, CEO and CFO Comments

“I am delighted to announce that we achieved solid financial results in Q1 2023 against an uncertain environment. We sustained a non-IFRS gross margin of 40.4% and at the same time, narrowed net loss ratio to shareholders substantially by 19.4ppt.” said Mr. Shen Chongfeng, Chairman of the Board and Chief Executive Officer. “We continued to implement our second stage strategy of deepening customer engagement to focus on serving premium-plus customers and product integration in Q1. Admittedly, this year will feature uncertainties from the macroeconomic environment, we, nevertheless, see strong demands from our financial institutions (FI) customers for digital transformation. In addition, we have also seen favorable regulatory development in China, including the FinTech Development Plan (2022-2025), the Guidelines on Digital Transformation of Banking and Insurance Sectors, highlighting the strategic importance of digital transformation. According to China Insights Industry Consultancy Limited, the total technology spending of financial institutions in China is expected to reach RMB799.3 billion by 2025. We remain fully confident in the potential and outlook of the FinTech industry in China.”

Mr. Shen Chongfeng further commented, “Benefitting from ongoing execution of our second stage strategy, integrated products in banking solution have successfully expanded large joint-stock bank customer base. We will continue to reinforce product integration and deepen customer engagement to focus on serving premium-plus customers in 2023, to further solidify our position and fulfill our mission of supporting financial institutions to grow efficiently. In the first quarter of 2023, the collaboration with partners and clients such as Old Mutual in South Africa and some top digital banks in Southeast Asia deepened, and we will continue the efforts of improving delivery efficiency and products capability to satisfy customers’ needs. Our overseas business continued its growth momentum in the beginning of 2023, virtual bank in Hong Kong recorded 51.6% year-over-year revenue increase in business in the first quarter. We will continue capture the growing overseas demand for digital transformation and seize the opportunities that arise.”

Mr. Luo Yongtao, Chief Financial Officer, commented, “As we continued our product integration and deepening engagement with premium-plus customers, our gross margin witnessed a steady improvement over the quarters. Gross margin improved by 2.8ppt year-over-year to 37.1%, and non-IFRS gross margin increased to 40.4% in the first quarter. In addition to improved gross margin, net loss ratio to shareholders improved by 19.4ppt year-over-year from -31.2% to -11.8%. In 2023, we will continue our focus on narrowing net loss ratio to shareholders for sustainable growth. Meanwhile, our Q1 results reflect the effects of our disciplined execution of cost control, and improved marketing efficiency, marking another milestone in the path to profitability. We are ready to go further this year.”

Revenue Breakdown

	Three Months Ended March 31
In RMB’000, except percentages	2023	2022	YoY
Technology Solution Segment[3]
Implementation	209,934	171,678	22.3%
Transaction-based and support revenue
Business origination services	49,046	114,793	-57.3%
Risk management services	77,743	106,951	-27.3%
Operation support services	222,545	255,208	-12.8%
Cloud services platform	292,247	295,834	-1.2%
Post-implementation support services	12,341	11,427	8.0%
Others	29,970	41,854	-28.4%
Sub-total for transaction-based and support revenue	683,892	826,067	-17.2%
Sub-total	893,826	997,745	-10.4%
Virtual Bank Business Segment
Interest and Commission	32,120	21,193	51.6%
Total	925,946	1,018,938	-9.1%

3 Intersegment eliminations and adjustments are included under technology solution segment.

Revenue in the first quarter of 2023 declined 9.1% to RMB926 million from RMB1,019 million for the same period in the prior year, primarily due to a decline in transaction-based and support revenue, mainly because we adopted quality growth strategy focusing more on high value products and reduced customized projects with low margins in the first quarter. Implementation revenue increased by 22.3% on a year-over-year basis to RMB210 million, mainly due to expanding demand for insurance system products and Gamma data middle platform system products in the first quarter. Revenue from business origination services decreased by 57.3% on a year-over-year basis to RMB49 million, primarily due to declined transaction volumes in channel marketing products and retail banking business origination modules under digital retail banking solution. Revenue from risk management services decreased by 27.3% on a year-over-year basis to RMB78 million, mainly due to reduced transaction volume in banking related risk analytics solutions because of slower than expected recovery of banking activities amid the challenging macro environment in the first quarter. Revenue from operation support services decreased by 12.8% on a year-over-year basis to RMB223 million, which was primarily caused by a reduced demand for banking customer services operation products and auto ecosystem services in the first quarter. Revenue from cloud services platform was RMB292 million, decreased by 1.2% on a year-over-year basis and relatively stable compared with RMB296 million in the first quarter last year, reflecting the benefits of our continued transformation efforts. PAOB, our Virtual Banking business in Hong Kong, continued its strong growth momentum in the first quarter 2023. Its revenue increased by 51.6% to RMB32 million as compared to the first quarter last year. We will continue capture the growing overseas demand for digital transformation and seize the opportunities that arise.

	Three Months Ended March 31
In RMB’000, except percentages	2023	2022	YoY
Digital Banking segment	258,738	387,083	-33.2%
Digital Insurance segment	176,657	184,063	-4.0%
Gamma Platform segment	458,431	426,599	7.5%
Virtual Bank Business segment	32,120	21,193	51.6%
Total	925,946	1,018,938	-9.1%

Revenue from Gamma Platform segment, increased by 7.5% to RMB458 million on year-over-year basis, contributing 49.5% of the total revenue. Revenue from Digital Banking segment decreased by 33.2% to RMB259 million in the first quarter of 2023 from RMB387 million for the same period last year, mainly caused by reduction in transaction volume of our business origination services and risk management services. This revenue decline reflects our initiative to phase out low value products and the unfavorable macro circumstances. Revenue from Digital Insurance segment decreased by 4.0% to RMB177 million in the first quarter of 2023 from RMB184 million for the same period in the prior year, primarily due to decreased demand in auto ecosystem services. In addition, revenue from Virtual Banking segment increased by 51.6% to RMB32 million compared to the same period last year.

First Quarter 2023 Financial Results

Revenue

Revenue in the first quarter of 2023 decreased by 9.1% to RMB926 million from RMB1,019 million for the same period in the prior year, primarily due to decline in transaction-based and support revenue. Revenue decline reflects our decision to adopt quality growth strategy focusing on high value products and to reduce customized projects with low margins. We are encouraged to see that gross margin for the quarter improved by 2.8ppt year-over-year to 37.1% because of this strategy. We aim to establish a foundation for a durable and long-term development.

Cost of Revenue

Cost of revenue in the first quarter of 2023 decreased by 13.0% to RMB583 million from RMB670 million for the same period in the prior year, primarily due to decreased revenue and associated technology service fees. Cost of revenue declined more than revenue because we phased out low value products in the first quarter.

Gross Profit

Gross profit decreased to RMB343 million from RMB349 million for the same period in the prior year. Gross margin improved to 37.1%, compared with 34.3% in the prior year, increased by 2.8ppt. Non-IFRS gross margin was 40.4%, compared with 38.8% in the prior year. For a reconciliation of the Company’s IFRS and non-IFRS gross margin, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited).”

Operating Loss and Expenses

Total operating expenses for the first quarter of 2023 decreased to RMB486 million, compared with RMB700 million for the same period in the prior year. As a percentage of revenue, total operating expenses decreased by 16.2ppt to 52.5% from 68.7%.

•	Research and Development expenses for the first quarter of 2023 decreased to RMB288 million from RMB363 million, mainly due to our initiative to invest in research and development at a reasonable pace and selectively invest in profitable projects. As a percentage of revenue, research and development expenses decreased to 31.1%, compared with 35.6% in the prior year.

•	Sales and Marketing expenses for the first quarter of 2023 decreased to RMB64 million, compared with RMB109 million in the prior year, mainly due to enhanced sales capability and efficiency resulting from lowered personnel cost and associated selling costs. As a percentage of revenue, sales and marketing expenses decreased to 6.9% from 10.7%.

•	General and Administrative expenses for the first quarter of 2023 decreased to RMB107 million from RMB211 million in the prior year, primarily due to stringent cost control measures and our continued transformation efforts. As a percentage of revenue, general and administrative expenses decreased to 11.6% from 20.7%.

Loss from operations for the first quarter of 2023 decreased notably to RMB114 million, compared with RMB355 million for the same period in the prior year. Operating loss margin improved to 12.4% from 34.8% in the prior year.

Net Loss Attributable to Shareholders

Net loss attributable to OneConnect’s shareholders totaled RMB109 million for the first quarter of 2023, versus RMB318 million for the same period in the prior year. Net loss attributable to OneConnect’s shareholders per basic and diluted ADS decreased to RMB-3.00, versus RMB-8.58 for the same period in the prior year. Weighted average number of ordinary shares for the first quarter was 1,089,589,125.

Cash Flow

For the first quarter of 2023, net cash used in operating activities was RMB613 million. Net cash generated from investing activities was RMB407 million. Net cash used in financing activities was RMB44 million.

Conference Call Information

Date/Time	Monday, May 22, 2023 at 8:00 a.m., U.S. Eastern Time
Monday, May 22, 2023 at 8:00 p.m., Beijing Time
Online registration	https://www.netroadshow.com/events/login?show=d43a3fd2&confId=50864

The financial results and an archived transcript will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect Financial Technology Co., Ltd. is a technology-as-a-service provider for financial services industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial measures to evaluate its ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliation of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

Frank Fu

pub_jryztppxcb@pingan.com.cn

ONECONNECT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31
	2023	2022
	RMB'000	RMB'000
Revenue	925,946	1,018,938
- Technology Solutions	893,826	997,745
- Virtual Bank Business	32,120	21,193
Cost of revenue	(582,537)	(669,907)
Gross profit	343,409	349,031

Research and development expenses	(287,691)	(363,013)
Selling and marketing expenses	(64,032)	(108,907)
General and administrative expenses	(107,202)	(211,301)
Net impairment losses on financial and contract assets	(27,206)	(17,214)
Other income, gains or loss-net	28,311	(3,491)
Operating loss	(114,411)	(354,895)

Finance income	5,790	2,446
Finance costs	(6,266)	(12,124)
Finance costs – net	(476)	(9,678)
Share of gain of associate and joint venture – net	7,157	11,537
Impairment charges on associates	(7,157)	-
Loss before income tax	(114,887)	(353,036)

Income tax benefit	1,872	20,728

Loss for the period	(113,015)	(332,308)

Loss attributable to:
- Owners of the Company	(108,873)	(317,585)
- Non-controlling interests	(4,142)	(14,723)

Other comprehensive income/(loss), net of tax:
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences	(14,854)	(23,193)
- Changes in the fair value of debt instruments at fair value through other comprehensive income	(3,724)	12,523
Item that will not be reclassified subsequently to profit or loss
- Foreign currency translation differences	(30,655)	-
Total comprehensive loss for the period	(162,248)	(342,978)

Total comprehensive loss attributable to:
- Owners of the Company	(158,106)	(328,255)
- Non-controlling interests	(4,142)	(14,723)

Loss per ADS attributable to owners of the Company
(expressed in RMB per share)
- Basic and diluted	(3.00)	(8.58)

ONECONNECT

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31	December 31
	2023	2022
	RMB'000	RMB'000
ASSETS
Non-current assets
Property and equipment	143,214	151,401
Intangible assets	541,661	570,436
Deferred tax assets	769,056	765,959
Investments accounted for using the equity method	199,200	199,200
Financial assets at fair value through other comprehensive income	766,684	821,110
Total non-current assets	2,419,815	2,508,106

Current assets
Trade receivables	1,196,833	940,989
Contract assets	112,058	122,628
Prepayments and other receivables	1,088,448	1,078,604
Financial assets measured at amortized cost from virtual bank	-	44
Financial assets at fair value through other comprehensive income	880,912	1,233,431
Financial assets at fair value through profit or loss	686,833	690,627
Derivative financial assets	45,890	56,363
Restricted cash and time deposits over three months	329,162	343,814
Cash and cash equivalents	1,646,431	1,907,776
Total current assets	5,986,567	6,374,276
Total assets	8,406,382	8,882,382

EQUITY AND LIABILITIES
Equity
Share capital	78	78
Shares held for share option scheme	(149,544)	(149,544)
Other reserves	10,901,548	10,953,072
Accumulated losses	(7,619,772)	(7,510,899)
Equity attributable to equity owners of the Company	3,132,310	3,292,707

Non-controlling interests	(14,361)	(14,652)

Total equity	3,117,949	3,278,055

LIABILITIES
Non-current liabilities
Trade and other payables	129,927	132,833
Contract liabilities	19,027	19,977
Deferred tax liabilities	4,417	5,196
Total non-current liabilities	153,371	158,006

Current liabilities
Trade and other payables	2,615,719	2,531,273
Payroll and welfare payables	282,603	431,258
Contract liabilities	150,338	166,650
Short-term borrowings	281,264	289,062
Customer deposits	1,805,138	1,929,183
Other financial liabilities from virtual bank	-	89,327
Derivative financial liabilities	-	9,568
Total current liabilities	5,135,062	5,446,321
Total liabilities	5,288,433	5,604,327

Total equity and liabilities	8,406,382	8,882,382

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31
	2023	2022
	RMB'000	RMB'000
Net cash used in operating activities	(613,264)	(1,118,694)
Net cash generated from investing activities	407,066	1,550,267
Net cash used in financing activities	(44,421)	(557,038)
Net decrease in cash and cash equivalents	(250,619)	(125,465)
Cash and cash equivalents at the beginning of the period	1,907,776	1,399,370
Effects of exchange rate changes on cash and cash equivalents	(10,726)	(3,210)
Cash and cash equivalents at the end of period	1,646,431	1,270,695

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(Unaudited)

	Three Months Ended March 31
	2023	2022
	RMB'000	RMB'000
Gross profit	343,409	349,031
Gross margin	37.1%	34.3%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	28,542	44,436
Depreciation of property and equipment recognized in cost of revenue	1,354	812
Share-based compensation expenses recognized in cost of revenue	436	880
Non-IFRS Gross profit	373,741	395,159
Non-IFRS Gross margin	40.4%	38.8%

Source: OneConnect Financial Technology Co., Ltd.